MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

December 22, 2020

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 65 to Registration Statement on Form N-1A for MFS Series Trust VII (the "Trust” or the "Registrant") on behalf of MFS Emerging Markets Equity Research Fund (the "Fund") (File Nos. 002-68918 and 811-03090)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of December 17, 2020, on the above-referenced Post-Effective Amendment (the "PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on October 16, 2020. The PEA for the Trust was filed for the purpose of registering the Fund as a new series of the Trust. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the PEA.

General Comments

1.	Comment:	Please ensure the Ticker symbols and series and class IDs are updated on EDGAR, when available.

Response:	The EDGAR series and class IDs will be updated with Ticker symbols in the Fund's 485(b) filing.

Prospectus Comments

2.	Comment:	Please provide supplementally a completed fee table, expense example, and expense waiver information. Please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.

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1

Securities and Exchange Commission
December 22, 2020

Response:
A completed fee table and expense example for the Fund, which will be included in the Fund's effective Prospectus, is attached to this letter as Exhibit I.  "Other Expenses" are estimated based on estimated average net assets during the Fund's initial fiscal year; fee agreements and quotations with professional service firms and other third-party providers consistent with similar MFS Funds; fee schedules of administrative service agreements and trustee compensation that are approved annually by the Board of the MFS Funds; and registration fee rates as determined by applicable regulatory bodies.  Most of these "Other Expenses" are somewhat fixed amounts and do not fluctuate with asset levels.  The overall gross and net expenses are similar to other MFS Funds in their first year of operation.

3.	Comment:	In the second paragraph of the introduction to the expense example, please include disclosure that the expense example reflects any expense waiver arrangement(s) for the period(s) for which the expense waiver arrangement is expected to continue.

Response:
We confirm that, in accordance with Item 3 of Form N-1A, the expense example reflects the fee waiver and/or expense reimbursement only for the period(s) for which the expense reimbursement and/or fee waiver arrangement is expected to continue.  As noted in the footnote to the "Annual Fund Operating Expenses" table, the fee waiver and/or expense reimbursement will be in effect until at least November 30, 2022.  However, we are not aware of any requirement to include disclosure to this effect in the Prospectus; therefore, we respectfully decline to amend the expense example  disclosure.

4.	Comment:	In the "Principal Investment Strategies" disclosure in the summary section of the Prospectus, please describe how the Fund determines whether an issuer is economically tied to an emerging market country.

Response:
A description of the factors considered in determining whether an issuer is economically tied to a particular country is included under "Country Location" in "Appendix J – Investment Strategies and Risks" in the Fund's Statement of Additional Information ("SAI").  Given the Fund's focus on emerging market issuers, we will add the following to the "Principal Investment Strategies" disclosure in the statutory section of the Fund's Prospectus:

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Securities and Exchange Commission
December 22, 2020

MFS generally considers the issuer of a security or other investment to be tied economically to emerging market countries if: (i) the security or other investment is issued or guaranteed by the government of an emerging market country or any of its agencies, authorities or instrumentalities; (ii) the issuer is organized under the laws of, and maintains a principal office in, an emerging market country; (iii) the issuer has its principal securities trading market in an emerging market country; (iv) a third party has identified an emerging market country as the issuer’s “country of risk”; (v) the issuer is included in an index which is representative of emerging market countries; (vi) the issuer derives 50% or more of its total revenues from goods sold or services performed in emerging market countries; or (vii) the issuer has 50% or more of its assets in emerging market countries.

5.	Comment:	The fourth paragraph of the "Principal Investment Strategies" disclosure in the summary section of the Fund's Prospectus describes the Fund's investment selection process. Please provide greater detail regarding the adviser's security selection criteria and process, including further information about the portfolio construction process.

Response:
We include detailed disclosure on the Fund's investment selection process in the Form N-1A, Item 9 "Principal Investment Strategies" section of the Fund's Prospectus, including disclosure that, in conjunction with a team of investment research analysts, sector leaders select investments for the Fund; disclosure that the Fund is managed to be sector neutral to the Morgan Stanley Capital International (MSCI) Emerging Markets Index (the "Index") using MFS' custom industry and sector categories to classify the Fund's and the Index's holdings; and a description of the factors that MFS may consider in its fundamental analysis. We believe that the disclosure in the "Principal Investment Strategies" disclosure in the summary section of the Prospectus is an appropriate summary pursuant to Item 4 of Form N-1A of the disclosure included in the "Principal Investment Strategies" section of the Fund's prospectus pursuant to Item 9 of Form N-1A.

6.	Comment:	The sixth paragraph of the Fund's "Principal Investment Strategies" disclosure in the summary section of the Prospectus states: "MFS normally invests the fund's assets across different industries, sectors, countries, and regions, but MFS may invest a significant percentage of the fund's assets in issuers in a single industry, sector, country, or region." Please describe any industry, sector, country, or region that the Fund expects to be a focus at the Fund's launch and describe under what circumstances the Fund would concentrate in a particular country or sector.

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Securities and Exchange Commission
December 22, 2020

Response:
The Fund does not have a principal investment strategy of focusing on one particular industry, sector, country, or region. We believe that our current disclosure in the "Principal Investment Strategies" and "Principal Risks" sections of the Fund's Prospectus appropriately discloses the principal investment strategies and principal risks of the Fund. Industry, sector, country, or region allocation is a result of the then current investment opportunities identified by the Fund's portfolio managers pursuant to the Fund's principal investment strategies, rather than a principal investment strategy to focus the Fund's investments in any particular industry, sector, country, or region. In addition, we note that the "Principal Risks" sections of the Fund's Prospectus include general "Focus Risk" as a principal risk. Based on the foregoing, we do not believe any changes to the Fund's disclosure are necessary at this time.

7.	Comment:	Significant market events have occurred in the last year as a result of the COVID-19 pandemic. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events may affect the Fund and its investments as well as the debt and equity markets. Enhance risk disclosure on these topics. If the Fund believes that no further disclosure is warranted, please explain supplementally why not. Further, if the impact of COVID-19 has caused the adviser to rethink the fundamental measures and the historical trends and data relationships the Fund relies upon in making investment decisions, consider the need for enhanced strategy and risk disclosure addressing these topics.

Response:
We have considered the disclosure included in the PEA in light of the Staff's comment and believe that the Fund's current disclosure is sufficient.  For example, the PEA includes references to the risks associated with public health concerns and/or pandemics under various risk disclosures, and the debt and equity markets risk disclosure in the Fund's SAI specifically discusses the impact of the COVID-19 pandemic on issuers and the securities markets.

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Securities and Exchange Commission
December 22, 2020

8.	Comment:	Please consider whether the Fund's principal risk disclosures relating to investments in emerging markets address the issues raised by the SEC Staff in Accounting and Disclosure Information statement 2020-11, "Registered Funds' Risk Disclosure Regarding Investments in Emerging Markets" ("ADI 2020-11").

Response:	The following underlined disclosure will be added to the "Emerging Markets Risk" disclosure in the statutory section of the Fund's Prospectus:

Emerging Markets Risk:  Investments tied economically to emerging markets, especially frontier markets, can involve additional and greater risks than the risks associated with investments in developed foreign markets. Emerging markets typically have less developed economies and markets, greater custody and operational risk, less developed legal, regulatory, and accounting systems, less trading volume, less stringent investor protection and disclosure standards, and more government involvement in the economy than developed countries. Financial and other disclosures by emerging market issuers may be considerably less reliable than disclosures made by issuers in developed markets.  In addition, the Public Accounting Oversight Board, which regulates auditors of U.S. public companies, is unable to inspect audit work papers in certain emerging market countries.  Emerging markets can also be subject to greater political, social, geopolitical, and economic instability and more susceptible to environmental problems. In addition, many emerging market countries with less established health care systems have experienced outbreaks of pandemics or contagious diseases from time to time. These factors can make emerging market investments more volatile and less liquid than investments in developed markets.

In addition, we note that the "Emerging Markets Countries" disclosure in the Fund's Statement of Additional Information includes disclosure that further addresses the issues raised by ADI 2020-11.

9.	Comment:	Please disclose the number of days' notice that a shareholder will receive if the Fund changes its investment objective per Item 9 of Form N-1A.

Response:
We are not aware of any requirement under Form N-1A to disclose whether we will provide any advance notice of a change to a fund’s investment objective; therefore, we respectfully decline to modify the disclosure.

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Securities and Exchange Commission
December 22, 2020

10.	Comment:	The last paragraph in the Fund's Form N-1A, Item 9, "Principal Investment Strategies" section states: "MFS may also consider environmental, social, and governance (ESG) factors in its fundamental investment analysis." The Fund should describe the criteria that it uses in screening what issuers it determines to have ESG factors in connection with its definition and focus. The disclosure generally should include whether the Fund selects investments by reference to an index, a rating agency, a third-party service provider, an internal, proprietary screen (with a description of the factors applied in such screen), or a combination. Describe the adviser's due diligence practices, for example, on third-party screens. Furthermore, explain whether ESG criteria apply to every investment it makes or only some. Lastly, consider whether an ESG-specific risk is appropriate for the Fund if ESG is part of its investment strategy; if so, include in the Fund's Form N-1A Item 4 and Item 9 disclosure.

Response:
The Fund does not seek to invest a certain percentage of its assets in issuers that meet certain ESG goals nor does the Fund screen out certain types of investments based solely on ESG factors. The disclosure is part of the Fund's explanation "in general terms how the Fund's adviser decides which securities to buy and sell" in accordance with Item 9(b)(2) of Form N-1A. As indicated in the Fund's Item 9 "Principal Investment Strategies" disclosure, investments for the Fund are selected primarily based on fundamental analysis of individual instruments and their issuers in light of the issuers' financial condition and market, economic, political and regulatory conditions. This disclosure also identifies the factors that MFS considers in its fundamental analysis (e.g., an issuer's earnings, cash flows, competitive position and management ability). The above-referenced disclosure is included to clarify for shareholders that non-financial factors, such as ESG factors, may also be considered as part of MFS' fundamental analysis. Based on the foregoing, we do not believe any changes to the Fund's disclosure are necessary.

11.	Comment:	In the second paragraph in the section entitled "Disclosure of Portfolio Holdings," please remove the term "generally" with respect to the continuing availability of portfolio holdings information on the Fund's website.

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Securities and Exchange Commission
December 22, 2020

Response:	The requested change will be made.

12.	Comment:	In the fourth paragraph in the section entitled "Disclosure of Portfolio Holdings," please delete the disclosure stating that the Fund or MFS may suspend or modify the portfolio holdings disclosure policy without notice to shareholders.

Response:
We are not aware of any legal requirement to disclose portfolio holdings on the Fund's website or to provide prior notice to shareholders regarding a change in the Fund's portfolio holdings disclosure policy. We believe the current portfolio holdings prospectus disclosure meets the requirements of Item 9 and Item 16 of Form N-1A.

13.	Comment:	Please consider revising the second paragraph under the sub-heading "Conversion Among Share Classes": "Class C shares that have an original purchase date of December 31, 2012, or earlier, including a proportionate number of shares in the sub-account (shares acquired through the reinvestment of dividends and distributions), will convert to Class A shares of the fund on or about December 21, 2020."

Response:	We have removed the referenced paragraph from the Fund's Prospectus.

14.	Comment:	Confirm supplementally that the Board's delegation to the Fund's adviser for determining the value of the Fund's investments, as described in the third paragraph under the sub-heading "Valuation," is consistent with the new Rule 2a-5 under the Investment Company Act of 1940, as amended, and consistent with the additional requirements imposed by the Rule when a board so delegates. Please also include additional disclosure in the Fund's Prospectus regarding these requirements.

Response:
The Fund expects to comply with the requirements, including any disclosure requirements, of Rule 2a-5 under the Investment Company Act of 1940, as amended, on or before the completion of the Rule's transition period, which is 18 months after the Rule's effective date (i.e., 60 days after its publication in the Federal Register).

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Securities and Exchange Commission
December 22, 2020

15.	Comment:	In the first paragraph of the section titled "Performance Information of Similarly-Managed Accounts," please explicitly state that MFS is also the Fund's adviser.

Response:
The section entitled "Performance Information of Similarly-Managed Accounts" and the information provided therein will not be included in the Fund's effective Prospectus.  For this reason, we respectfully refrain from responding to Comments 15 through 21.

16.	Comment:	The first paragraph in the section titled "Performance Information of Similarly-Managed Accounts" states that performance was calculated according to the requirements of the Global Investment Performance Standards ("GIPS"). Please confirm that the performance shown is net of all actual fees and expenses, and not just net of advisory fees. Please discuss supplementally and by adding disclosure to this section.

Response:	Please refer to our response to Comment 15.

17.	Comment:	In the first paragraph of the section titled "Performance Information of Similarly-Managed Accounts," please supplementally explain upon which No Action Letter the Fund is relying. If the Fund is relying on the Nicholas-Applegate Capital Management No Action Letter, please discuss why this No Action Letter is appropriate.

Response:	Please refer to our response to Comment 15.

18.	Comment:	In the section titled "Performance Information of Similarly-Managed Accounts," please confirm whether the composite contains only one account. If yes, please revise this disclosure to so indicate.

Response:	Please refer to our response to Comment 15.

19.	Comment:	In the section titled "Performance Information of Similarly-Managed Accounts," please explain supplementally why performance data is limited to non-fee paying accounts. The Fund must show performance of all accounts managed with objectives, strategies, and policies substantially similar to the Fund; for example, all other funds and accounts with exposure to emerging markets. Performance cannot be provided unless all accounts, which, regardless of portfolio management team, have substantially similar policies, strategies, and objectives are shown.

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Securities and Exchange Commission
December 22, 2020

Response:	Please refer to our response to Comment 15.

20.	Comment:	In the paragraph above the "Average Annual Total Returns" table in the section titled "Performance Information of Similarly-Managed Accounts," the Fund should clearly disclose that the composite accounts were not subject to the same fees and expenses as the Fund because they are non-fee paying accounts.

Response:        Please refer to our response to Comment 15.

21.	Comment:	Please provide supplementally the Fund's Average Annual Total Returns table.

Response:	Please refer to our response to Comment 15.

SAI Comments

22.	Comment:	Please explain supplementally the meaning of "Supplement to the Statement of Additional Information" from a legal and practical perspective.

Response:
The Statement of Additional Information includes MFS Funds with the same fiscal year end as the Fund, including other series of the Trust. As such, when the Trust's registration statement is amended in connection with the creation of a new series, we file a Supplement to the Statement of Additional Information of the MFS Funds with the same fiscal year as the new fund that includes information about the new fund. We believe that this approach is consistent with the requirements of Form N-1A.

23.	Comment:	Please consider whether certain aspects of the emerging markets risk disclosure included in the Supplement to the Statement of Additional Information should be included in the Fund's Prospectus given the Fund's strategy and the recently issued ADI 2020-11.

Response:	Please refer to our response to Comment 8.

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Securities and Exchange Commission
December 22, 2020

24.	Comment:	The Supplement to the Statement of Additional Information, under the reference to "Emerging Market Countries," states "A sub-set of emerging market countries are considered to have frontier markets." Please explain supplementally how the Fund plans to invest in frontier markets. Furthermore, please explain whether the Fund considers its principal investment strategy to invest in emerging markets to also include frontier markets; if so, please revise the Prospectus strategy and risk disclosures to include frontier markets.

Response:
Investing in frontier markets is not a principal investment strategy of the Fund. As a result, we respectfully decline to amend the "Principal Investment Strategies" disclosure. However, we believe it is appropriate to include a reference to frontier markets in the "Emerging Markets Risk" disclosure given that frontier markets are a sub-set of emerging markets and comprise an element of emerging markets risk generally. We also note that frontier markets are generally defined in the Fund's "Foreign Risk" Prospectus disclosure as "emerging markets that are early in their development."

25.	Comment:	Please confirm that the Fund will update "Appendix F – Certain Service Provider Compensation" when applicable.

Response:	Confirmed. The Fund has not commenced operations; therefore, there are no updates at this time.

26.	Comment:	The following is included in "Appendix K – Investment Restrictions" as fundamental investment restriction #6 of the MFS Emerging Markets Debt Fund: The Fund "[m]ay not purchase any securities of an issuer in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry." Also included in this section is the following: "For purposes of fundamental investment restriction No. 6, investments in other investment companies are not considered an investment in any particular industry and portfolio securities held by an underlying fund in which the Fund may invest are not considered to be securities purchased by the Fund." Please confirm that MFS is aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit.

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Securities and Exchange Commission
December 22, 2020

Response:
Although we are aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit, MFS is not aware of any SEC requirement to look-through to underlying funds when monitoring a fund's industry concentration limit. Please note that investing in underlying investment companies is not a principal investment strategy of the MFS Emerging Markets Debt Fund, nor of any other fund described in that section of the Fund's Statement of Additional Information.

27.	Comment:	Please confirm that the Fund's advisory agreement and waiver agreements will be filed as exhibits.

Response:
We will file a form of the Fund's investment advisory agreement that reflects the Fund's management fee schedule approved by the Fund's Board of Trustees in the next 485(b) filing for the Fund. An executed copy of this agreement will be included in the future 485(b) filing following its execution.  We do not consider the Fund's total expense limitation arrangement to be a "material contract not made in the ordinary course of business" that would need to be filed as an exhibit to the registration statement pursuant to Item 28(h) of Form N-1A.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Vice President and Assistant General Counsel
MFS Investment Management

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Securities and Exchange Commission
December 22, 2020

Exhibit I
Fees and Expenses
This table describes the fees and expenses that you may pay when you buy, hold, and sell shares of the fund. Investors may also pay commissions or other fees to their financial intermediaries when they buy and hold shares of the fund, which are not reflected below.
The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of each class' estimated average net assets during the period.
You may qualify for sales charge reductions if, with respect to Class A shares, you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS funds. More information about these and other waivers and reductions is available from your financial intermediary and in “Sales Charges and Waivers and Reductions” on page 9 and “Appendix A – Waivers and Reductions of Sales Charges” on page A-1 of the fund’s prospectus.
Shareholder Fees (fees paid directly from your investment):
Share Class	A	C	I	R1	R2	R3	R4	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	C	I	R1	R2	R3	R4	R6
Management Fee	0.95%	0.95%	0.95%	0.95%	0.95%	0.95%	0.95%	0.95%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	6.98%	6.98%	6.98%	6.98%	6.98%	6.98%	6.98%	6.91%
Total Annual Fund Operating Expenses	8.18%	8.93%	7.93%	8.93%	8.43%	8.18%	7.93%	7.86%
Fee Reductions and/or Expense Reimbursements[1]	(6.87)%	(6.87)%	(6.87)%	(6.87)%	(6.87)%	(6.87)%	(6.87)%	(6.87)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	1.31%	2.06%	1.06%	2.06%	1.56%	1.31%	1.06%	0.99%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1
Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 1.31% of the class' average daily net assets annually for each of Class A and Class R3 shares, 2.06% of the class' average daily net assets annually for each of Class C and Class R1 shares, 1.06% of the class' average daily net assets annually for each of Class I and Class R4 shares, 1.56% of the class' average daily net assets annually for Class R2 shares, and 0.99% of the class' average daily net assets annually for Class R6 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least November 30, 2022.

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Securities and Exchange Commission
December 22, 2020

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund’s operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$701	$1,789
Class C Shares assuming
redemption at end of period	$309	$1,500
no redemption at end of period	$209	$1,500
Class I Shares	$108	$1,217
Class R1 Shares	$209	$1,500
Class R2 Shares	$159	$1,359
Class R3 Shares	$133	$1,289
Class R4 Shares	$108	$1,217
Class R6 Shares	$101	$1,197

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